Exhibit 7(a)

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing of a Statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of comScore, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit thereto. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 19th day of March, 2021.

Dated: March 19, 2021	PINE INVESTOR, LLC

	By:	/s/ Alexander D. Benjamin
		Name:	Alexander D. Benjamin
		Title:	Managing Director

CERBERUS CAPITAL MANAGEMENT, L.P.

	By:	/s/ Alexander D. Benjamin
		Name: Title:	Alexander D. Benjamin General Counsel

[Signature Page to Pine Investor, LLC Schedule 13D with respect to comScore, Inc.]